UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

February 16, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685L 100

1	NAMES OF REPORTING PERSONS Marubeni Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,253,292
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,253,292
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,253,292 shares of Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON CO – Corporation

*	Consists of an aggregate of (i) 927,418 shares of common stock, $0.01 par value per share, of InfraREIT, Inc. (“Common Stock”) and (ii) 3,325,874 common units representing limited partnership interests (“common units”) in InfraREIT Partners, LP, a Delaware limited partnership, owned by MC Transmission Holdings, Inc., which is a wholly-owned subsidiary of the reporting person. Pursuant to the Second Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP, common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis, beginning on or after the date that is the six-month anniversary of the closing of InfraREIT, Inc.’s initial public offering.

Item 1.

(a)	Name of Issuer

InfraREIT, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1807 Ross Avenue, 4th Floor, Dallas, Texas 75201

Item 2.

(a)	Name of Persons Filing

Marubeni Corporation

(b)	Address of Principal Business Office or, if none, Residence

4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, 100-8088

(c)	Citizenship

Marubeni Corporation (the “Reporting Person”) is organized and exists under the laws of Japan

(d)	Title of Class of Securities

common stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number

45685L 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Set forth below is information regarding the aggregate number and percentage of shares of Common Stock of the Issuer that are beneficially owned by the Reporting Person as of the date hereof, assuming that the 3,325,874 common units representing limited partnership interests (“common units”) in InfraREIT Partners, LP, a Delaware limited partnership, owned by MC Transmission Holdings, Inc., which is a wholly-owned subsidiary of the Reporting Person (“MC Transmission”), have been exchanged, on a one-for-one basis, for shares of Common Stock, but that no units of InfraREIT Partners, LP beneficially owned by other persons have been exchanged for shares of Common Stock. All percentages reported in this statement on Schedule 13G have been calculated based on an aggregate of 46,891,369 shares of Common Stock, comprised of (i) 43,565,495 shares of Common Stock issued and outstanding as of November 4, 2015 as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 6, 2015 and (ii) 3,325,874 common units owned by MC Transmission, assuming such common units have been exchanged, on a one-for-one basis, for shares of Common Stock.

(a)	Amount beneficially owned: 4,253,292 shares

(b)	Percent of class: 9.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,253,292

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,253,292

(iv)	Shared power to dispose or to direct the disposition of: 0

4

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Item 4 above

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016	MARUBENI CORPORATION

	By:	/s/ Takashi Fujinaga
	Name:	Takashi Fujinaga
	Title:	Attorney-In-Fact

EXHIBIT INDEX

Exhibit 99.1: Power of Attorney.